UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)
Class A Common Stock and Class B Common Stock
(Title of Class of Securities)
Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be “filed: for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No.	Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of Above Persons (entities only). Julie A. Scott Rose

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION.

Wyoming, USA

	5.	SOLE VOTING POWER:

NUMBER OF		995,264 (all of which are Class B Common Stock)

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		995,264 (all of which are Class B Common Stock)

WITH:	8.	SHARED DISPOSITIVE POWER:

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

995,264 (all of which are Class B Common Stock)

10.	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.0% Class A; 3.7% Class B

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300
Item 1.
(a)	Name of Issuer:

First Interstate BancSystem, Inc.

(b)	Address of Issuer’s Principal Executive Office:

401 North 31st Street Billings, Montana 59101
On March 5, 2010, First Interstate BancSystem, Inc, (the Issuer) recapitalized its existing common stock. The recapitalization included, among other things, a redesignation of the existing common stock as Class B Common Stock, a four-for-one stock split of Class B Common Stock, and the creation of the Class A Common Stock, which is listed on the NASDAQ stock market under the symbol “FIBK.” The Class B Common Stock is convertible at any time into Class A Common Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Common Stock does not expire.
Item 2.
(a)	Name of Person Filing:

Julie A. Scott Rose

(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 30918 Billings, Montana 59116

(c)	Citizenship:

Wyoming, USA

(d)	Title of Class of Securities:

Class A Common Stock and Class B Common Stock

(e)	CUSIP Number:

Class A Common Stock: 32055Y 201 Class B Common Stock: 32055Y 300

Item 3.	If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not Applicable.

Item 4.	Ownership.
Julie A. Scott Rose beneficially owns 995,264 shares of Common Stock (all of which are shares of Class B Stock), representing 6.0%, of the Class A Common Stock and 3.7% of the Class B Common Stock.
Ms. Rose has sole voting and dispositive power for 995,264 shares of Common Stock, which includes 926,172 shares of Class B Common Stock held as trustee of the Julie Scott Rose Revocable Trust, 30,492 shares of Class B Common Stock underlying stock options that are currently exercisable or exercisable within 60 days of the date hereof, and 38,600 shares of Class B Common Stock held by three separate trusts, of which Ms. Rose is the trustee of each trust.

Item 5.	Ownership of Five Percent or Less of a Class
     Not Applicable.

Item 6.	Ownership of More than Five Percent of Behalf of Another Person.
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not Applicable.

Item 9.	Notice of Dissolution of Group.
     Not Applicable.

Item 10.	Certification.
     Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2011 Date
/s/ JULIE A. SCOTT ROSE
Signature
Julie A. Scott Rose Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).